

August 15, 2012

Via E-mail
Thomas E. Moran
Senior Vice President and Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114

> **Re: Eaton Corporation Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Amended August 1, 2012**
> **File No. 333-182303**

Dear Mr. Moran:

        We have reviewed your response letter and the above-referenced filing, and have the following comments.

Form S-4

Eaton Corporation: Notice of Special Meeting of Shareholders

1. We note that in response to comment 11 of our letter dated July 19, 2012 you state that you do not believe that unbundling of certain affected provisions of the Eaton governance documents is required because the changes are either not the type of governance changes identified in the relevant Staff Telephone Interpretation or are required by Irish law. However, we note that certain changes to the governing documents do appear to be the type of material provisions affected by the transaction that generally would be required to be set out as separate proposals regardless of the reasons for their adoption. For example, we note that Eaton's articles of incorporation can be generally be amended by a majority of shareholders or of two-thirds of shareholders, depending on the type of amendment. However, it appears that the memorandum and articles of association of New Eaton may only be amended by a special resolution of shareholders, which will require the approval of not less than 75% of the New Eaton shareholders. Similarly, we note that under Eaton's governing documents, it appears that shareholders can act by written consent of either a majority or two-thirds of the shareholders, depending on the resolution, while your disclosure on page 180 states that New Eaton shareholders may only take action by written consent where such consent is unanimous. Further, we note the list of material differences between the rights of shareholders of Eaton and New Eaton that is included on page 28, and that this list includes material differences in the removal of directors, quorum for shareholder meetings, and shareholder action by written consent, among others.

These are just examples. Please provide us with your analysis as to why the approval of the various affected governance provisions, including, but not limited to, the examples cited above, should not be unbundled and presented as separate matters.

Why will the place of incorporation of New Eaton be Ireland?, page 7

2. We note that in response to comment 21 of our letter dated July 19, 2012, you have revised your disclosure to note that Irish rules surrounding taxation are more typical of the rules found in most developed countries. Please further revise your disclosure to specifically state how this will impact your company and why you chose Ireland for this reason. If the effect will be lower corporate tax rates, please state this point clearly. In particular, we note your disclosure on page 64 regarding the $160 million in potential tax benefits. Please also clarify that this is $160 million in potential annual tax benefits.

Questions and Answers About the Transaction and the Special Meetings, page 1

Q: What shareholder vote is required to adopt the various proposals at the Eaton special meeting?, page 3

Q: What proposals are being voted on at the Cooper special meetings?

Q: What shareholder vote is required to adopt the various proposals at the Cooper special meeting?

3. We note your revisions to these sections in response to comments 17 and 19 of our letter dated July 19, 2012. However, we continue to believe that the information in these sections is overly complex and should be revised to present the information clearly and concisely. For example, we do not believe the description of the purpose of each of the proposals needs to be included in the section "What proposals are being voted on at the Cooper special meetings?", but this can be addressed in a stand-alone section. Further, we not that this information has been presented more concisely in the descriptions of the special meetings, such as in the chart on page 51. Please revise accordingly.

Summary, page 12

Expenses Reimbursement Agreement, page 34

4. We note your revisions in response to comment 30 of our letter dated July 19, 2012. Please disclose the transaction-related costs for both Eaton and Cooper, to the extent possible.

The Transaction, page 55

Background of the Transaction, page 55

5. We note your revised disclosure on page 58 that the transaction was not economically feasible unless the parent company had a non-U.S. location due to "material competitive advantages currently enjoyed by Cooper." Please revise your disclosure to specify the specific material competitive advantages. If one of the advantages is lower corporate tax rates, please state this point clearly.

Recommendation of the Eaton Board of Directors and Eaton's Reasons for the Transaction, page 68

6. We note your revised disclosure in response to comment 47 of our letter dated July 19, 2012. However, we continue to believe that your disclosure should be revised to provide specific examples for the broad categories of strategic and financial benefits that are currently listed, such as "operational cost efficiencies and incremental revenue opportunities" and "greater exposure to faster growing end markets." In addition, please further enhance your disclosure by providing the basis for the expected generation of approximately $375 million in pre-tax operating synergies. In this regard, we note that a general statement that the synergies will be comprised of sales synergies and cost savings synergies does not demonstrate how the merger will enable Eaton to realize such synergies or provide shareholders with insight into management's belief that the merger may result in such cost savings.

Opinion of Cooper's Financial Advisor, page 82

7. We note your response to comment 52 of our letter dated July 19, 2012. We continue to believe that disclosure of the financial analyses and financial forecasts prepared by Cooper management and Eaton management and reviewed by Goldman Sachs is necessary for shareholders to understand the disclosure provided in this section. Please disclose such analyses and forecasts, including the bases for and the nature of the material assumptions used in such forecasts.

Comparable Company Analysis, page 75

Selected Companies Analysis, page 84

Selected Precedent Transactions Analysis, page 85

8. We note that in response to comments 48 and 53 of our letter dated July 19, 2012 the disclosure has been revised to provide a summary of the underlying data used to prepare the various analyses, such as the range and median values of the selected companies and transactions or the high, median, and low values for such companies or transactions. Please

further revise the disclosure to provide the underlying data for each company or transaction used in the analysis, as applicable.

9. We note your disclosure added in response to comment 54 of our letter dated July 19, 2012. Please update the disclosure to disclose compensation received by Goldman Sachs for the two-year period ending as of the date of the document.

Interests of Certain Persons in the Transaction, page 88

10. Please quantify the amounts of pro-rata target annual bonus for 2012 and the lump sum cash payment for each named executive officer that are included in the "Cash" column. See Instruction 4 to Item 402(t) of Regulation S-K.

11. For each payment that is a "double-trigger" payment, please specify the time-frame in which the termination or resignation must occur in order for the amount to become payable. See Instruction 5 to Item 402(t) of Regulation S-K.

The Transaction Agreement, page 127

12. We note your revisions in response to comment 61 of our letter dated July 19, 2012. However, the disclaimer on page 131 continues to suggest that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws. Please remove or revise this disclosure accordingly.

Legal Proceedings Regarding the Transaction, page 112

13. Please supplementally provide us with copies of the complaint for the legal proceeding listed in this section.

Exhibit 99.5

14. It does not appear that the proxy card has been marked "preliminary" as requested in comment 65 of our letter dated July 19, 2012. Please ensure that the proxy card is marked "preliminary" until the time that you file a definitive proxy statement.

15. Please revise the description of Proposal 3 to clarify the proposal that shareholders are being asked to vote on. See Question 169.07 of the Compliance and Disclosure Interpretation for Exchange Act Rules.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Marni Lerner, Esq. (*via E-mail*)
        Simpson Thacher & Bartlett LLP